AUDITORS' REPORT

To the Board of Directors
Cinram International Inc.

Under date of February 20, 2004, we reported on the consolidated balance sheets of Cinram International Inc. (the "Company") as at December 31, 2003 and 2002, and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the two year period ended December 31, 2003, as included in the Registration Statement on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation between Canadian and United States Generally Accepted Accounting Principles" as set forth in the Registration Statement. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 20, 2004

CINRAM INTERNATIONAL INC.
Supplemental Note to Consolidated Financial Statements
(In thousands of Canadian dollars,
except common shares and per share information)

Years ended December 31, 2003 and 2002

================================================================================

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles conform in all material respects to those in the United States, except for the following:

Consolidated statements of earnings according to generally accepted accounting principles in the United States ("U.S. GAAP"):

===================================================================================================================
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP                                 $    73,906          $    54,471
Description of items having the effect of
   increasing (decreasing) reported earnings:
     Customer payments (a)                                                          1,920               15,796
     Amortization of capitalized interest on construction
       in progress (b)                                                               (435)                (435)
     Income tax effect of above adjustments                                           174               (4,729)
-------------------------------------------------------------------------------------------------------------------

Net earnings according to U.S. GAAP                                                75,565               65,103

Foreign currency translation adjustment                                           (37,665)               9,564
-------------------------------------------------------------------------------------------------------------------
Comprehensive earnings according to U.S. GAAP                                 $    37,900          $    74,667
===================================================================================================================

Earnings per share under U.S. GAAP:
     Basic                                                                    $      1.36          $      1.18
     Diluted                                                                         1.33                 1.18

-------------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding (in thousands):
     Basic                                                                         55,628               55,054
     Diluted                                                                       56,612               55,335

===================================================================================================================

CINRAM INTERNATIONAL INC.
Supplemental Note to Consolidated Financial Statements (continued) (In thousands of Canadian dollars, except common shares and per share information)

Years ended December 31, 2003 and 2002

================================================================================

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

Consolidated shareholders' equity according to U.S. GAAP:

===================================================================================================================
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with Canadian GAAP                        $    498,210         $    460,170
Description of items having the effect of increasing
   (decreasing) reported shareholders' equity:
     Customer payments (a)                                                         (1,829)              (3,749)
     Capitalized interest on construction in progress (b)                           4,572                4,572
     Accumulated amortization of capitalized interest
       on construction in progress (b)                                             (1,091)                (656)
     Goodwill amortization (c)                                                     (4,299)              (4,299)
     Income tax effect of above adjustments                                        (1,398)              (1,572)
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity according to U.S. GAAP                                  $    494,165         $    454,466
===================================================================================================================

(a) Under Canadian GAAP, contractual payments to acquire sales contracts are amortized against revenue over the term of the contracts. As of December 31, 2003, $12,205 (2002 - $16,115) remained on the consolidated balance sheet as deferred charges, included in other assets. The amounts relate to contractual payments made in the current and prior periods. Under U.S. GAAP, certain of these amounts would have been expensed in the year paid. As a result, under U.S. GAAP, revenue would have increased by $1,920 (2002
     - increased by $15,796) and income tax expense would have increased by nil (2002 - increased by $4,903), to reverse the impact of amortization recorded under Canadian GAAP.

(b) Under U.S. GAAP, interest must be capitalized on construction in progress, whereas in Canada, such capitalization is not mandatory. During a significant facility expansion which occurred in fiscal 2001 and 2000, the Company did not capitalize any interest pursuant to Canadian GAAP. Under U.S. GAAP, in 2003 capital assets would have increased by $3,481 (2002 - increased by $3,916), amortization expense would have increased by $435 (2002 - increased by $435) and income tax expense would have decreased by $174 (2002 - decreased by $174).

(c) The difference relates to higher goodwill amortization prior to January 1, 2002 under Canadian GAAP arising from prior acquisitions.

CINRAM INTERNATIONAL INC.
Supplemental Note to Consolidated Financial Statements (continued) (In thousands of Canadian dollars, except common shares and per share information)

Years ended December 31, 2003 and 2002

================================================================================

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

(d) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 19 to the December 31, 2003 consolidated financial statements.

     Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

(e) Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123.

RECENT ACCOUNTING PRONOUNCEMENTS:

In 2002, the EITF reached a consensus regarding EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. EITF Issue 00-21 is consistent with EIC-142, "Revenue Arrangements with Multiple Deliverables", which is effective on a prospective basis for the Company's 2004 fiscal year (refer to note 1(p)(ii) to the December 31, 2003 consolidated financial statements). The adoption of EITF Issue 00-21 will not have an impact on the consolidated financial statements.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (VIEs)" (FIN 46). In December 2003, FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company does not anticipate the adoption of this standard to have a material impact on the consolidated financial statements.